

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States



Randers, 6 January 2006

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 02/2005 of 6 January 2006
  "Vestas receives order for 102.75 MW in Germany"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication & IR (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S



Pia Guldbæk Brøns
Communication & IR



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 6 January 2006
Stock exchange announcement No. 02/2006

Vestas receives order for 102.75 MW in Germany

The Vestas Group has received an order for 102.75 MW consisting of 10 V80-2.0 MW, 40 V90-2.0 MW and 1 V100–2.75 MW turbines for several wind power plants in Germany. The wind power plants will be located in the area of Brandenburg and Sachsen Anhalt in the eastern part of Germany. Furthermore, the contract includes an option for an additional 40 MW comprising of V80-2.0 MW turbines.

The order was received from Global Wind Power A/S in Thisted, Denmark, which is one of the leading Danish companies offering investments in wind energy and management of wind parks. The company has up to now structured and financed wind parks with an investment volume of approximately EUR 245m.

Delivery and commissioning of the turbines will take place during 2006. The order includes a two-year maintenance and service agreement as well as an option for a 10-year long-term service agreement.

"*With this order we have secured a considerable part of the capacity needed to establish the projects planned for this year. Most of the approximately 180 MW installed in total by Global Wind Power consist of V80-2.0 MW and V90-2.0 MW turbines, and the order means that we can continue to comply with the investors' demands for reliable turbine types combined with the high level of service provided by Vestas. Furthermore, the order is a continuation and extension of our long-standing cooperation with Vestas,*" says Mr Henrik Amby, Managing Director of Global Wind Power A/S.

"Vestas is very pleased to receive the order from Global Wind Power A/S which confirms the long partnership between the two companies and the confidence in Vestas' products within the 2 MW range", says Hans Jörn Rieks, President of Vestas Central Europe.

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to Hans Jörn Rieks, President of Vestas Central Europe, telephone +49 4841 971 107 or to Annette Munk Rasmussen, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000. Questions for Global Wind Power A/S may be addressed to Henrik Amby, Managing Director, telephone +45 9619 2100.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO